SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Exhibit Index appears on page 33.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 2002

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2002 AND 2001

All other schedules are not required or applicable.

Report of Independent Accountants

To the Gannett Benefit Plans Committee and
Participants of The Gannett Co,. Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 25, 2003

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002			December 31, 2001		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets						
Investments:						
At fair value:						
Gannett Co., Inc. common stock	$263,708,540	$11,248,196	$274,956,736	$223,898,354	$28,452,812	$252,351,166
Other investments	528,025,133	125,528	528,150,661	636,681,373	493,092	637,174,465
	791,733,673	11,373,724	803,107,397	860,579,727	28,945,904	889,525,631
At contract value:						
Insurance contracts	169,532,221	-	169,532,221	150,562,683	-	150,562,683
Total investments	961,265,894	11,373,724	972,639,618	1,011,142,410	28,945,904	1,040,088,314
Receivables:						
Employer contributions	-	-	-	2,818	-	2,818
Employee contributions	5,692	-	5,692	1,076,962	-	1,076,962
Interest and dividends	1,936,760	41,428	1,978,188	2,143,966	103,859	2,247,825
Other receivables	284,372	-	284,372	973,510	-	973,510
Total receivables	2,226,824	41,428	2,268,252	4,197,256	103,859	4,301,115
Accrued allocation of 579 and 5,726 shares of Gannett Co., Inc. common stock at December 31, 2002 and 2001, respectively, at fair value	41,435	(41,435)	-	334,025	(334,025)	-
Total assets	963,534,153	11,373,717	974,907,870	1,015,673,691	28,715,738	1,044,389,429
Liabilities						
Other payables	529,302	-	529,302	395,392	-	395,392
Due to broker	941,075	-	941,075	1,108,868	-	1,108,868
Loan payable	-	50,483	50,483	129,008	672,483	801,491
Total liabilities	1,470,377	50,483	1,520,860	1,633,268	672,483	2,305,751
Net assets available for benefits	$ 962,063,776	$11,323,234	$ 973,387,010	$1,014,040,423	$28,043,255	$1,042,083,678

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002		
	Allocated	Unallocated	Total
Contributions:			
Employer	$ 6,288,501	$ 11,701	$ 6,300,202
Employee	78,196,894	-	78,196,894
Allocation of 262,354 shares of Gannett Co., Inc. common stock, at fair value	19,486,266	-	19,486,266
Total contributions	103,971,661	11,701	103,983,362
Investment income (loss):			
Interest and dividends	21,811,895	270,385	22,082,280
Net (depreciation) appreciation in investments	(96,173,952)	2,574,681	(93,599,271)
Other	203,023	-	203,023
Net investment (loss) income	(74,159,034)	2,845,066	(71,313,968)
Total additions	29,812,627	2,856,767	32,669,394
Allocation of 262,354 shares of Gannett Co., Inc. common stock, at fair value	-	19,486,266	19,486,266
Interest expense	-	25,401	25,401
Benefits paid to participants	80,095,674	-	80,095,674
Administrative expenses	1,758,721	-	1,758,721
Total deductions	81,854,395	19,511,667	101,366,062
Net decrease prior to interfund transfers	(52,041,768)	(16,654,900)	(68,696,668)
Interfund transfers	65,121	(65,121)	-
Net decrease	(51,976,647)	(16,720,021)	(68,696,668)
Net assets available for benefits:			
Beginning of year	1,014,040,423	28,043,255	1,042,083,678
End of year	$ 962,063,776	$ 11,323,234	$ 973,387,010

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The Gannett 401(k) Savings Plan (the Plan) was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan purchased Company common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of up to thirty years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal and interest, an appropriate percentage of stock becomes available for allocation to eligible employees' accounts in accordance with the Plan agreement (see Note 5).

The borrowing is collateralized by the unallocated shares of stock. The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock plus employee contributions (Allocated) and
(b) stock not yet allocated to employees (Unallocated).

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Boston Safe Deposit and Trust Company (the Trustee), which is a subsidiary of Mellon Bank, N.A. Hewitt Associates LLC performs recordkeeping services for the Plan. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. The Plan was amended, effective March 1, 2002, to allow all Plan participants, regardless of age or years of participation, to transfer all or part of their company match in Gannett stock to one or more of the other investment options. Prior to March 1, 2002, all investments of Employer contributions had to remain in Gannett stock until a participant reached age 55 and had at least 10 years of "active" participation in the Plan.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two privately managed funds, eight registered investment company mutual funds and Gannett Co., Inc. common stock as investment options for participants. The Plan allocates investment income to participants' accounts daily based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. During 2002, the amount of forfeitures applied to employer contributions was $533,464. The remaining forfeiture balance was $4,739 and $3,386 at December 31, 2002 and 2001, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee will vote the unallocated shares in the same ratio as participants vote the allocated shares.

Funding Policy

Effective April 23, 2002, a participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Prior to April 23, 2002, such contributions were limited to 15 percent of compensation. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The Company match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividend earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the Plan's term loan. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan Document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in pooled funds and registered investment companies are valued according to the fair value of the assets held. Insurance contracts are carried at the contract value reported by the insurance company which approximates fair market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company. Synthetic investment contracts are comprised of the underlying assets which consist primarily of Corporate Bonds, Agency Bonds and US Treasury Notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. At December 31, 2002 and 2001 the contract value of the synthetic contracts was approximately $62,479,299 and $58,975,696, respectively. The underlying assets' market value was $67,452,033 and $60,645,559, respectively, resulting in a wrapper value of ($4,972,734) and ($1,669,863), respectively, at December 31, 2002 and 2001. Participant loans are valued at cost, which approximates fair value.

Revenue Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received on May 19, 2003. The Plan has since been amended; however the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administration believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2002		December 31, 2001	
	Shares	Market Value	Shares	Market Value
Allocated:				
Gannett Co., Inc. common stock				
Participant directed	1,563,107	$112,231,083	1,366,041	$ 91,838,937
Company Match	2,109,714	151,477,457	1,964,206	132,059,417*
Fidelity Growth & Income Fund	3,404,721	103,197,093	3,617,700	135,229,622
American Century Ultra Fund	4,300,012	91,074,259	4,737,011	130,930,976
Brandywine Fund	3,343,658	61,122,063	3,788,101	88,452,168
Pimco Total Return Fund	5,268,436	53,579,990	-	-

*Non-participant directed up to March 1, 2002.

A summary of net (depreciation) appreciation during the year ended December 31, 2002 was:

	Year Ended December 31, 2002
Allocated:	
Bonds	$ (331,334)
Common Stock	(6,918,598)
Registered Investment Companies	(88,399,164)
	(95,649,096)
Less: Investment Fees	(524,856)
Total Allocated	(96,173,952)
Unallocated:	
Gannett Co., Inc. common stock	2,574,681
Net depreciation in investments	$ (93,599,271)

The following investments represent the Plan's holdings in the Fixed Income Fund, which consists of insurance contracts at contract value at December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001	Stated Rate	Maturity Date
Guaranteed Investment Contracts (GIC)				
Hartford Life	$2,489,982	$2,345,500	6.16%	6/30/04
Combined Insurance America	-	2,296,186	7.50%	9/30/06
Protective Life	2,005,459	2,786,908	7.94%	12/29/06
New York Life	2,994,707	2,779,569	7.74%	3/30/07
Hartford Life	1,162,965	1,083,541	7.33%	9/30/07
Sun America Life	3,094,782	2,913,832	6.21%	3/31/05
Protective Life	-	1,055,303	7.31%	4/02/02
Peoples Security Life	-	1,051,047	7.23%	4/02/02
Peoples Security Life	-	565,687	7.05%	9/30/02
Business Men's Assurance America	-	340,793	6.51%	6/28/02

	December 31, 2002	December 31, 2001	Stated Rate	Maturity Date
Principal Mutual	-	1,829,845	7.00%	9/29/02
Metropolitan Life	949,013	1,778,511	6.72%	6/30/03
Security Life Denver	1,254,671	1,756,782	6.52%	3/31/03
Hartford Life	3,103,043	2,919,137	6.30%	9/30/04
CIGNA	-	2,044,767	7.09%	6/30/02
Canada Life Assurance	3,778,047	4,710,468	7.00%	9/30/05
Metropolitan Life	3,721,588	3,470,012	7.25%	9/30/06
Ohio National Life	1,962,478	3,693,381	6.27%	9/30/03
Allstate Life Insurance Co.	4,358,265	4,066,684	7.17%	6/30/06
Travelers	2,081,409	2,081,068	6.15%	3/31/04
Travelers	2,598,670	3,470,012	7.25%	3/31/06
Ohio National Life	3,394,897	3,181,721	6.70%	12/29/06
Metropolitan Life	3,380,530	3,171,824	6.58%	9/30/07
Security Life of Denver	4,350,109	4,122,935	5.51%	6/30/05
GE Life & Annuity	3,818,361	3,603,247	5.97%	6/30/06
John Hancock Life	4,876,716	4,607,631	5.84%	9/30/06
Mutual of America	5,254,484	5,020,048	4.67%	12/31/05
CDC	-	1,997,260	4.65%	12/12/02
GE Life & Annuity	1,227,372	1,141,742	7.50%	3/03/03
GE Life & Annuity	-	1,095,592	7.22%	8/12/02
John Hancock Life	1,761,661	1,643,187	7.21%	8/11/03
Metropolitan Life	2,304,473	2,151,300	7.12%	11/11/03
Monumental Life	2,348,755	2,189,573	7.27%	8/14/03
John Hancock Life	621,434	621,894	3.03%	3/1/05
Principal Life Insurance	6,336,063	8,000,000	5.90%	6/30/07
Canada Life Assurance	4,000,000	-	3.41%	9/30/06
Canada Life Assurance	4,040,914	-	4.12%	9/30/07
GE Capital	4,061,132	-	4.42%	12/31/07
Principal Life	4,058,813	-	4.25%	3/31/07
Protective Life	4,035,116	-	3.49%	9/30/06
Protective Life	4,000,000	-	3.25%	3/31/06
Prudential / Pace	2,601,176	-	5.25%	9/30/07
Travelers Life Insurance	5,025,837	-	3.24%	3/31/07
Total insurance contracts	$107,052,922	$91,586,987		

	December 31, 2002	December 31, 2001	Stated Rate	Maturity Date
Guaranteed Investment Contracts – Synthetic				
Chase Manhattan Bank				
Wrapper Contract	-	$ (272,775)	Varies	8/6/02
Underlying Assets				
Cash	-	1,323,908		
Floating Rate Notes	-	180,260		
Government Bonds	-	1,098,161		
Agency Bonds	-	2,102,955		
Asset Backed Securities	-	132,691		
Corporate Bonds	-	2,355,759		
Mortgage Backed Securities	-	1,637,284		
Bond Funds	-	739,666		
Total	-	9,570,684		
Total Contract Value	-	$ 9,297,909		
Allstate Life Insurance Co.				
Wrapper Contract	-	$ (404,087)	6.60%	3/31/06
Underlying Assets				
Cash	-	194,897		
Government Bonds	-	1,048,130		
Asset Backed Securities	-	7,380,591		
Mortgage Backed Securities	-	1,111,921		
Total	-	9,735,539		
Total Contract Value	-	$ 9,331,452		
Bank of America				
Wrapper Contract	$ (1,827,767)	$ (154,827)	5.79%	3/31/10
Underlying Assets				
Cash	186,890	48,538		
Government Bonds	1,163,534	1,058,750		
Agency Bonds	858,319	6,019,196		
Asset Backed Securities	1,051,894	1,798,940		
Collaterized Mortgage Obligation	888,316	-		
Commercial Mortgage Backed Securities	416,238	-		
Mortgage Pass through	8,871,026	-		
Corporate Bonds	7,522,512	-		
Total	20,958,729	8,925,424		
Total Contract Value	$ 19,130,962	$ 8,770,597		

	December 31, 2002	December 31, 2001	Stated Rate	Maturity Date
JP Morgan Chase				
Wrapper Contract	$ (1,525,091)	$ (70,270)	5.67%	10/14/12
Underlying Assets				
Cash	1,018,486	154,377		
Government Bonds	2,656,308	2,566,596		
Agency Bonds	6,086,041	3,518,682		
Asset Backed Securities	862,208	2,902,090		
Corporate Bond Funds	419,425	211,552		
Mortgage Backed Securities	4,394,898	1,683,229		
Corporate Bonds	6,747,520	-		
Floating Rate Notes	755,982	-		
Total	22,940,868	11,036,526		
Total Contract Value	$ 21,415,777	$ 10,966,256		
UBS				
Wrapper Contract	$ (1,619,876)	$ (363,272)	7.07%	11/30/20
Underlying Assets				
Cash	1,203,492	236,140		
Government Bonds	4,721,203	2,466,744		
Agency Bonds	11,032,308	5,964,895		
Asset Backed Securities	6,595,433	3,220,948		
Total	23,552,436	11,888,727		
Total Contract Value	$ 21,932,560	$ 11,525,455		
Monumental Life				
Wrapper Contract	-	$ (404,632)	7.07%	6/30/07
Underlying Assets				
Cash	-	886,789		
Agency Bonds	-	2,928,725		
Asset Backed Securities	-	5,673,145		
Total	-	9,488,659		
Total Contract Value	-	$ 9,084,027		
Total Guaranteed Investment Contracts – Synthetic	$62,479,299	$58,975,696		
Total Investment Contracts	$169,532,221	$150,562,683		

NOTE 5 - LOAN PAYABLE

In 1990, the Plan entered into a $50,000,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 2,500,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over a period of up to thirty years. The loan bears interest at nine percent, payable monthly. The remaining principal on the loan at December 31, 2002 was $50,483 which is due and payable in 2003.

NOTE 6 – NON-PARTICIPANT DIRECTED INVESTMENTS

The information about the net assets and the significant components of the changes in net assets, relating to non-participant directed investments, see "Plan Benefits" discussion in Note 1, is as follows:

	December 31, 2002	December 31, 2001
Net Assets:		
Gannett Co., Inc. common stock		
Allocated	$ 0	$132,059,417
Unallocated	11,206,761	28,452,812
	11,206,761	160,512,229
Liquidity Fund	125,528	564,213
Net Payable	(9,055)	(120,701)
	$11,323,234	$160,955,741

	Year Ended December 31, 2002
Changes in Net Assets:	
Contributions	$11,701
Interest and dividends	270,385
Net appreciation	2,574,681
Interest expense	(25,401)
Net transfers to participant directed investments	(152,463,873)
	$(149,632,507)

NOTE 7 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2002 and 2001, the Plan held an investment of 3,829,481 and 3,753,463 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2002 and 2001 was $274,956,736 and $252,351,166, respectively.

The Plan's synthetic GIC investment with Bank of America has underlying investments that include Gannett Co., Inc. Notes with a coupon rate of 5.5%, a yield of 5.42%, and maturity date of April 1, 2007. A third party investment manager is responsible for directing the investment of the synthetic GIC's underlying assets. The total amount of Gannett Co., Inc. Notes were $220,249 at December 31, 2002. No such investments were held at December 31, 2001.

Certain Plan investments are shares of a mutual fund managed by Boston Safe Deposit and Trust Company. Boston Safe Deposit and Trust Company is the trustee therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Boston Safe Deposit and Trust Company for investment management services for the year ended December 31, 2002.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

Benefits paid to participants per the financial statements	$80,095,674
Less: Benefits payable to participants at December 31, 2001	(662,038)
Benefits paid to participants per Form 5500	$79,433,636

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

NOTE 9 – SUBSEQUENT EVENTS

Effective January 1, 2003, a self-directed brokerage mutual fund window was added which allows participants the ability to invest in any number of different mutual funds. Harrisdirect is the appointed broker/dealer and holder of assets purchased through participant accounts in the brokerage window.

Gannett has funded the Company match in Gannett stock through a leveraged ESOP for the past 13 years. The leveraged ESOP is expected to expire at the end of June 2003. Once this occurs, Gannett will purchase stock for the Company match on the open market or use treasury shares.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Shares/Par Value	Description	Cost	Current Value
	ALLOCATED		
	Common Stock		
3,672,821	Gannett Co., Inc. Common Stock (Gannett Stock Fund) *	$143,267,607	$263,708,540
	Liquidity Fund		
59,162,072	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$59,162,072	$59,162,072
	Insurance Contracts		
2,489,982	Hartford Life 6.16%, due 6/30/04	$2,489,982	$2,489,982
2,005,459	Protective Life 7.94%, due 12/29/06	2,005,459	2,005,459
2,994,707	New York Life 7.74%, due 3/30/07	2,994,707	2,994,707
1,162,965	Hartford Life 7.33%, due 9/30/07	1,162,965	1,162,965
3,094,782	Sun America Life 6.21%, due 3/31/05	3,094,782	3,094,782
949,013	Metropolitan Life 6.72%, due 6/30/03	949,013	949,013
1,254,671	Security Life Denver 6.52%, due 3/31/03	1,254,671	1,254,671
3,103,043	Hartford Life 6.3%, due 9/30/04	3,103,043	3,103,043
3,778,047	Canada Life Assurance 7%, due 9/30/05	3,778,047	3,778,047
3,721,588	Metropolitan Life 7.25%, due 9/30/06	3,721,588	3,721,588
1,962,478	Ohio National Life 6.27%, due 9/30/03	1,962,478	1,962,478
4,000,000	Canada Life Assurance 3.41%, due 9/30/06	4,000,000	4,000,000
4,040,914	Canada Life Assurance 4.12%, due 9/30/07	4,040,914	4,040,914
4,061,132	GE Capital 4.42%, due 12/31/07	4,061,132	4,061,132
4,058,813	Principal Life 4.25%, due 3/31/07	4,058,813	4,058,813
4,035,116	Protective Life 3.49%, due 9/30/06	4,035,116	4,035,116
4,000,000	Protective Life 3.25%, due 3/31/06	4,000,000	4,000,000

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Shares/Par Value	Description	Cost	Current Value
2,601,176	Prudential / Pace 5.25%, due 9/30/07	2,601,176	2,601,176
5,025,837	Travelers Life Insurance 3.24%, due 3/31/07	5,025,837	5,025,837
4,358,265	Allstate Life Insurance Co. 7.17%, due 6/30/06	4,358,265	4,358,265
2,081,409	Travelers 6.15%, due 3/31/04	2,081,409	2,081,409
2,598,670	Travelers 7.25%, due 3/31/06	2,598,670	2,598,670
3,394,897	Ohio National Life 6.70%, due 12/29/06	3,394,897	3,394,897
3,380,530	Metropolitan Life 6.58%, due 9/30/07	3,380,530	3,380,530
4,350,109	Security Life of Denver 5.51%, due 6/30/05	4,350,109	4,350,109
3,818,361	GE Life & Annuity 5.97%, due 6/30/06	3,818,361	3,818,361
4,876,716	John Hancock Life 5.84%, due 9/30/06	4,876,716	4,876,716
5,254,484	Mutual of America 4.67%, due 12/31/05	5,254,484	5,254,484
19,130,962	Bank of America 5.79%, due 3/31/10 **	19,130,962	19,130,962
21,415,777	JP Morgan Chase 5.67%, due 10/14/12 **	21,415,777	21,415,777
21,932,560	UBS 7.07%, due 11/30/20 **	21,932,560	21,932,560
1,227,372	GE Life & Annuity 7.50%, due 3/03/03	1,227,372	1,227,372
1,761,661	John Hancock Life 7.21%, due 8/11/03	1,761,661	1,761,661
2,304,473	Metropolitan Life 7.12%, due 11/11/03	2,304,473	2,304,473
2,348,755	Monumental Life 7.27%, due 8/14/03	2,348,755	2,348,755
621,434	John Hancock Life 3.03%, due 3/01/05	621,434	621,434
6,336,063	Principal Life Insurance 5.90%, due 6/30/07	6,336,063	6,336,063
	Total Insurance Contracts	$169,532,221	$169,532,221

* Represents a party-in-interest.
** Represents Synthetic GIC's, detail attached.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Shares/Par Value	Description	Cost	Current Value
	Participant Loans		
26,839,269	Participant Loans * Interest rates ranging from 5.25% to 11.5% with maturities ranging from 1 month to 5 years	$26,839,269	$26,839,269
	Registered Investment Companies		
4,300,012	American Century Ultra Fund	$130,858,708	$91,074,259
3,343,658	Brandywine Fund	96,249,358	61,122,063
673,850	Dodge & Cox Balanced Fund	43,969,875	40,936,418
41,373,290	Dreyfus Cash Management Fund	41,373,290	41,373,290
3,404,721	Fidelity Growth & Income Fund	129,675,482	103,197,093
5,268,436	Pimco Total Return Fund	51,976,814	53,579,990
3,302,938	American Europacific	33,740,976	21,171,832
367,543	Vanguard S&P 500 Fund	40,238,167	29,568,847
	Total Registered Investment Companies	$568,082,670	$442,023,792
	Total Allocated Investments	$ 966,883,839	$961,265,894
	UNALLOCATED		
125,528	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund *	$125,528	$125,528
156,660	Gannett Co., Inc. common stock *	3,116,240	11,248,196
	Total Unallocated Investments	$3,241,768	$11,373,724
	Total Investments	$970,125,607	$972,639,618

*Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Synthetic GIC Details

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
-Cash Balance-							32,263	0.16 %	32,263			
One Group Institutional Prime Money Mar				154,627		154,627	154,627	0.74 %	154,627			
Financial												
Federated Prime Obligations								0.00 %				
Agency												
FHLMC Notes	04/22/05	2.500	2.31	250,000	1,198	250,371	251,666	1.21 %	252,864	1,295	Aaa	AAA
FHLMC Notes	12/30/05	2.750	2.75	250,000	19	250,000	251,863	1.21 %	251,882	1,863	Aaa	AAA
FNMA Note	06/27/05	2.625	2.50	150,000	44	150,094	150,668	0.72 %	150,711	574	Aaa	AAA
FNMA Agency Bond	05/04/05	2.750	2.17	200,000	871	201,016	201,991	0.97 %	202,862	975	Aaa	AAA
Agency												
Asset Backed Security												
AMCAR 02-E A3B	03/06/07	1.700	2.53	150,000	184	150,000	150,664	0.72 %	150,848	664	Aaa	AAA
CCCIT 2001-A9 A9	12/15/05	1.440	1.79	250,000	160	250,039	249,896	1.20 %	250,056	(144)	Aaa	AAA
FCCMT 02-B A	04/15/10	1.560	1.54	250,000	173	250,000	250,121	1.20 %	250,294	121	Aaa	AAA
GT 93-3 A7	10/15/18	6.400	5.21	183,993	523	189,283	190,287	0.91 %	190,810	1,004	Aa2	AA
GT 94-2 A5	05/15/19	8.300	5.29	200,000	738	214,992	209,148	1.01 %	209,886	(5,844)	Aa2	AA
Asset Backed Security												
Collaterized Mortgage Obligation												
BSMSI Series 1998-2; Tranche B	04/30/30	6.750	7.35	252,533	1,420	246,220	263,882	1.27 %	265,303	17,662	Aa2	NR
CWFC 1994-9 B1	05/25/24	6.500	6.25	224,231	1,215	225,264	228,729	1.10 %	229,944	3,465	A2	NR
GNR 2002-58 AK	02/17/30	6.000	4.25	185,437	927	187,871	188,765	0.91 %	189,692	895	Aaa	AAA

Contract: Bank of America

ecurity escription	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
ollaterized Mortgage Obligation	*- cont.*											
SMF 2002-B I-A3	08/28/31	6.380	6.32	200,000	2,127	200,000	201,250	0.97 %	203,377	1,250	NR	NR
ollaterized Mortgage Obligation												
ommercial Mortgage Backed Securities												
Eastview Credit Corp CMBS Pass-Thru	06/15/04	6.950	3.96	100,000	309	103,000	103,346	0.50 %	103,654	346	NR	NR
First Union Lehman Brothers 1998-C2 A2	11/18/08	6.560	5.73	275,000	1,503	287,098	311,081	1.50 %	312,584	23,983	Aaa	AAA
ommercial Mortgage Backed Securities												
inancial												
ASIF Global Fin XVIII	11/26/07	3.850	3.89	250,000	936	249,550	256,323	1.23 %	257,259	6,773	Aaa	AAA
Countrywide Home Loan Company Guar	05/10/04	7.260	4.22	250,000	2,319	264,520	266,151	1.28 %	268,470	1,631	A3	A
General Electric Capital Corp Bonds	03/15/32	6.750	6.87	250,000	4,969	246,358	276,398	1.33 %	281,366	30,040	Aaa	AAA
Household Finance Corp	12/16/04	2.910	2.90	150,000	194	150,000	149,885	0.72 %	150,079	(115)	A2	A-
Metropolitan Life Insurance Co Notes	12/15/32	6.500	6.56	200,000	758	198,406	207,585	1.00 %	208,344	9,179	A2	A
Morgan Stanley Dean Witter Unsub Notes	04/15/11	6.750	6.52	250,000	3,563	253,835	277,817	1.34 %	281,380	23,982	Aa3	A+
New Plan Excel Realty Trust Notes	06/15/07	5.875	5.95	150,000	392	149,490	157,109	0.76 %	157,501	7,619	Baa2	BBB
Bank One NA Notes	03/26/07	5.500	5.44	250,000	3,438	250,690	272,258	1.31 %	275,695	21,568	Aa2	A+
Principal Life Global Notes 144A	02/15/12	6.250	6.42	250,000	5,903	246,858	264,998	1.27 %	270,901	18,140	Aa3	AA
Prudential Funding Sr N 144A	05/15/08	6.600	4.95	150,000	1,265	161,834	166,014	0.80 %	167,279	4,180	A2	A+
Stancorp Financial Group Bonds	10/01/12	6.875	6.95	200,000	3,667	198,898	204,883	0.98 %	208,550	5,985	Baa1	BBB+
TIAA Global Mkts Bonds	11/15/07	4.125	4.23	200,000	1,398	199,042	206,875	0.99 %	208,273	7,833	Aaa	AAA
Vornado Realty Bonds	06/15/07	5.625	5.66	250,000	625	249,640	254,734	1.22 %	255,359	5,094	Baa2	BBB
Wells Fargo Bank NA Subordinated	06/21/10	7.550	6.12	250,000	524	272,743	297,509	1.43 %	298,033	24,766	Aa2	A+
Washington Mutual Fin Senior Notes	05/15/11	6.875	6.48	250,000	2,196	256,703	279,018	1.34 %	281,214	22,315	A3	A-
nancial												
dustrial												
Alcoa Inc Notes	08/15/07	4.250	4.32	250,000	4,073	249,175	260,286	1.25 %	264,359	11,111	A2	A
Archer Daniels Midland Bonds	02/01/31	7.000	6.87	250,000	7,292	254,178	287,862	1.38 %	295,154	33,685	A1	A+
AMR 02-1	09/23/07	2.020	2.23	200,000	101	200,000	199,796	0.96 %	199,897	(204)	Aaa	AAA
Conagra Foods Inc Notes	09/10/03	2.120	1.78	150,000	194	149,997	150,345	0.72 %	150,539	348	Baa1	BBB+
Cargill Inc Notes 144A	06/01/12	6.375	6.41	250,000	1,328	249,340	279,903	1.35 %	281,231	30,563	A1	A+
Diageo Capital PLC Notes	11/19/07	3.500	3.55	200,000	817	199,582	201,019	0.97 %	201,836	1,437	A1	A+

Contract: Bank of America

ecurity escription	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
ndustrial	- cont.											
Gannett Co Inc Notes *	04/01/07	5.500	5.42	200,000	2,750	200,682	217,499	1.05 %	220,249	16,817	A2	A
General Motors Acceptance Corp Notes	08/28/07	6.125	6.03	150,000	3,114	150,594	151,780	0.73 %	154,894	1,186	A2	BBB
Goodrich (BF) Company Note	12/15/12	7.625	7.68	250,000	1,112	249,115	258,143	1.24 %	259,255	9,028	Baa3	BBB
IBM Corp	11/29/32	5.875	6.05	150,000	832	146,487	148,425	0.71 %	149,257	1,938	A1	A+
Kimberly Clark Corp Notes	08/01/07	7.100	5.31	250,000	7,396	270,373	291,366	1.40 %	298,762	20,993	Aa2	AA
Manitoba (Province Of) Bonds	01/17/06	2.750	2.73	200,000	290	200,088	201,753	0.97 %	202,043	1,665	Aa2	AA-
New Brunswick (Province of)	10/23/07	3.500	3.63	250,000	1,653	248,573	253,926	1.22 %	255,579	5,354	A1	AA-
Unilever Capital Corporation Bonds	11/15/32	5.900	5.98	150,000	1,205	148,439	153,440	0.74 %	154,645	5,002	A1	A+
USA Interactive 144A	01/15/13	7.000	7.00	200,000	583	200,000	206,805	0.99 %	207,388	6,805	Baa3	BBB-
Vulcan Materials Notes	02/01/06	6.400	5.51	250,000	6,667	257,468	276,375	1.33 %	283,041	18,907	A1	A+
ndustrial												
Pass Through												
FGLMC #C70616 FHLMC 30 Yr Fixed LLB	09/01/32	6.500	4.89	1,089,789	5,903	1,134,913	1,135,682	5.46 %	1,141,585	769	Aaa	AAA
FGLMC #C71589 FHLM 30 Yr Fixed LLB	09/01/32	6.000	5.05	247,079	1,235	254,743	255,844	1.23 %	257,079	1,101	Aaa	AAA
FNCI #653205 FNMA 15 Yr Fixed LLB	09/01/17	6.000	4.42	441,095	2,205	460,186	461,574	2.22 %	463,780	1,388	Aaa	AAA
FNCL #545639 LLB FNMA 30 Yr Fixed	04/01/32	6.500	5.87	557,934	3,022	570,662	581,186	2.79 %	584,208	10,525	Aaa	AAA
FNCL #636908 LLB FNMA 30 Yr Fixed	05/01/32	6.500	5.34	95,495	517	98,584	100,013	0.48 %	100,530	1,429	Aaa	AAA
FNCL #645444 LLB FNMA 30 Yr Fixed	05/01/32	7.000	6.06	1,568,423	9,149	1,615,746	1,659,515	7.98 %	1,668,664	43,769	Aaa	AAA
FNCL #646147 LLB FNMA 30 Yr Fixed	06/01/32	7.000	5.73	560,216	3,268	582,624	589,240	2.83 %	592,508	6,616	Aaa	AAA
FNCL #646186 LLB FNMA 30 Yr Fixed	07/01/32	6.500	6.31	602,429	3,263	607,606	627,535	3.02 %	630,799	19,930	Aaa	AAA
FNCL #652823 LLB FNMA 30 Yr Fixed	09/01/32	6.500	4.43	137,912	747	143,514	143,659	0.69 %	144,406	145	Aaa	AAA
FNCL #659994 FNMA 30 Yr Fixed LLB	09/01/32	6.500	6.00	680,154	3,684	692,649	708,500	3.41 %	712,184	15,851	Aaa	AAA
FNCL #664443 FNMA 30 Yr Fixed LLB	10/01/32	6.000	5.05	513,846	2,569	528,458	531,913	2.56 %	534,482	3,455	Aaa	AAA
FNCL #666099 LLB FNMA 30 Yr Fixed	10/01/32	6.000	4.83	198,827	994	204,978	205,818	0.99 %	206,812	840	Aaa	AAA
FNCL #666360 FNMA 30 Yr Fixed	10/01/32	6.500	4.87	196,708	1,065	203,439	204,906	0.98 %	205,971	1,467	Aaa	AAA
FNCL #666904 FNMA 30 Yr Fixed	11/01/32	6.000	5.03	432,058	2,160	443,602	447,249	2.15 %	449,410	3,648	Aaa	AAA
FNGT 2001-T4 A1	07/25/41	7.500	6.51	848,241	5,302	877,929	915,226	4.40 %	920,528	37,297	Aaa	AAA
GNSF #578322 GNMA 30 Yr Fixed	07/15/32	6.500	6.27	244,461	1,324	247,574	256,756	1.23 %	258,080	9,182	Aaa	AAA
Pass Through												
Treasury												
US Treasury N/B	02/15/29	5.250	5.01	200,000	3,966	207,000	208,992	1.00 %	212,958	1,992	Aaa	AAA
US Treasury Bond	08/15/29	6.125	5.86	550,000	12,724	569,938	645,691	3.10 %	658,416	75,754	Aaa	AAA

* Represents a party-in-interest

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
Treasury	*- cont.*											
US Treasury Bond	02/15/26	6.000	4.86	250,000	5,666	288,361	286,494	1.38 %	292,160	(1,867)	Aaa	AAA
Treasury												
Utility												
Oncor Electric Delivery 144A	01/15/33	7.250	7.37	200,000	443	197,140	203,676	0.98 %	204,119	6,536	Baa1	BBB
Public Service Co of Colorado Notes144A	10/01/12	7.875	7.87	150,000	3,117	150,000	167,444	0.80 %	170,561	17,444	Baa1	BBB+
Utility												

Underlying Assets:	$20,958,729
Wrapper Contract:	(1,827,767)
Total Contract Value:	$19,130,962

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
			CASH & EQUIV								
	1,018,485.50	CASH					1,018,485.50		1,018,485.50	14,462	
			FLOATERS								
392DYJ5	262,427.87	FNGT 2002-T13 A1	1.480	8/25/2032	Aaa/AAA	100.00	262,427.87	99.88	262,112.96	3,884	65
392CXY5	201,450.93	FNGT 2002-T5 A1	1.500	5/25/2032	Aaa/AAA	100.03	201,513.89	99.95	201,350.20	3,022	50
392RS93	202,443.57	FSPC T-44 A1	1.480	10/25/2032	Aaa/AAA	100.00	202,443.57	99.89	202,220.88	2,996	50
262TBR3	90,000.00	MBNAM 1996-J A	1.531	2/15/2006	Aaa/AAA	100.10	90,087.89	100.08	90,072.00	1,378	61
			US TSY & AGCY								
2810EW4	1,815,000.00	US TREASURY BONDS	6.000	2/15/2026	Aaa/AAA	109.86	1,994,033.07	114.56	2,079,309.38	108,900	41,443
28275N8	200,000.00	US TREASURY NOTES	6.000	8/15/2009	Aaa/AAA	115.77	231,542.18	116.25	232,500.00	12.000	4,567
2828AD2	290,000.00	US TREASURY NOTES	3.250	5/31/2004	Aaa/AAA	102.44	297,068.75	102.66	297,703.13	9,425	785
			MTG PASS THRUS								
298YSX0	125,000.49	FHLMC GOLD C60534	6.500	11/1/2031	Aaa/AAA	103.41	129,258.00	104.25	130,313.01	8,125	677
287UAV4	187,453.58	FHLMC GOLD C68120	7.500	6/1/2032	Aaa/AAA	104.75	196,357.63	106.22	199,110.85	14,059	1,172
287YM84	84,992.04	FHLMC GOLD C71283	6.500	3/1/2032	Aaa/AAA	103.41	87,887.00	104.25	88,604.20	5,524	460
288AX26	110,000.00	FHLMC GOLD C72497	6.500	6/1/2032	Aaa/AAA	103.39	113,730.00	104.25	114,675.00	7,150	596
283HS89	244,999.82	FHLMC GOLD G01443	6.500	8/1/2032	Aaa/AAA	103.41	253,345.00	104.25	255,412.31	15,925	1,327
A234402	50,000.00	FHLMC GOLD TBA (LB-JAN)	5.500	1/1/2033	Aaa/AAA	100.72	50,359.38	101.94	50,968.75	2,750	
A134402	85,000.00	FHLMC GOLD TBA (SAL-JAN)	5.500	1/1/2033	Aaa/AAA	100.75	85,637.50	101.94	86,646.88	4,675	
A334402	245,000.00	FHLMC GOLD TBA (UBS-JAN)	5.500	1/1/2033	Aaa/AAA	100.75	246,837.50	101.94	249,746.88	13,475	
339GD65	200,000.00	FHR 2366 ME	6.000	12/15/2014	Aaa/AAA	104.69	209,375.00	104.52	209,042.96	12,000	1,000
359S6X3	198,973.11	FNGT 2001-T7 A1	7.500	2/25/2041	Aaa/AAA	107.91	214,704.43	108.59	216,072.36	14,923	1,244
392A7C6	315,395.52	FNGT 2002-T1 A3	7.500	11/25/2031	Aaa/AAA	105.48	332,692.99	108.59	342,499.82	23,655	1,971
392GFR1	220,000.00	FNGT 2002-T18	7.500	8/25/2042	Aaa/AAA	108.05	237,703.13	108.59	238,906.25	16,500	1,375
392GVP7	285,000.00	FNGT 2002-T19 A1	6.500	7/1/2042	Aaa/AAA	104.83	298,760.16	106.22	302,723.44	18,525	1,544
371HYB8	13,977.85	FNMA 252806	7.500	10/1/2029	Aaa/AAA	101.88	14,239.94	106.09	14,829.63	1,048	87
371KP88	208,890.54	FNMA 254347	7.000	6/1/2032	Aaa/AAA	104.00	217,246.17	105.16	219,661.46	14,622	1,219
378WUH9	97,537.81	FNMA 411084	7.500	1/1/2028	Aaa/AAA	102.22	99,701.94	106.41	103,786.33	7,315	610
383R5E8	26,750.29	FNMA 511245	7.500	10/1/2029	Aaa/AAA	102.16	27,327.10	106.09	28,380.39	2,006	167
384WNM8	335,425.14	FNMA 535996	7.500	6/1/2031	Aaa/AAA	104.07	349,093.08	106.09	355,865.11	25,157	2,096
377E3D9	255,395.29	FNMA DUS 375296	6.920	8/1/2007	Aaa/AAA	107.16	273,672.04	113.21	289,142.95	17,673	1,473
77LGQ0	123,793.94	FNMA DUS 380107	6.350	2/1/2008	Aaa/AAA	108.11	133,832.85	111.71	138,285.31	7,861	655
77MRZ6	128,809.20	FNMA DUS 381304	5.850	2/1/2009	Aaa/AAA	100.33	129,231.86	109.69	141,291.68	7,535	628
77MSN2	95,486.30	FNMA DUS 381325	5.990	2/1/2009	Aaa/AAA	100.48	95,948.83	110.31	105,327.96	5,720	477
77NAC3	192,811.77	FNMA DUS 381703	6.580	6/1/2009	Aaa/AAA	104.69	201,849.83	113.24	218,346.90	12,687	1,057
77NZJ1	59,028.59	FNMA DUS 382445	7.880	6/1/2010	Aaa/AAA	110.47	65,208.15	121.27	71,586.23	4,651	388
77PFY5	73,819.71	FNMA DUS 382783	7.100	11/1/2007	Aaa/AAA	101.86	75,189.38	114.73	84,692.09	5,241	437
77PTV6	78,650.25	FNMA DUS 383164	6.150	2/1/2011	Aaa/AAA	100.99	79,430.61	111.65	87,814.45	4,837	403
62WS72	122,055.57	FNMA DUS 73442	7.075	5/1/2006	Aaa/AAA	107.63	131,363.98	110.82	135,259.50	8,635	720
62W3D6	37,673.64	FNMA DUS 73696	7.475	10/1/2006	Aaa/AAA	102.33	38,550.72	112.57	42,409.17	2,816	235
032502	230,000.00	FNMA DWARF TBA (FOB-JAN)	5.000	1/1/2018	Aaa/AAA	100.31	230,718.75	102.31	235,318.75	11,500	958

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
TBA133602	370,000.00	FNMA DWARF TBA (LEH-JAN)	5.000	1/1/2018	Aaa/AAA	100.25	370,925.00	102.31	378,556.25	18,500	1,542
FSP034302	285,000.00	FNW 03-W1 1A	6.500	1/1/2032	Aaa/AAA	104.88	298,893.75	106.22	302,723.44	18,525	
31392CT20	151,914.72	FNW 2002-W3 A5	7.500	1/25/2028	Aaa/AAA	107.97	164,020.42	108.59	164,969.89	11,394	949
31392DD74	185,528.90	FNW 2002-W7 A5	7.500	2/25/2029	Aaa/AAA	106.94	198,399.97	108.59	201,472.79	13,915	1,160
36220HK90	35,123.27	GNMA 278520	8.300	1/15/2020	Aaa/AAA	105.25	36,967.25	109.19	38,350.22	2,915	243
36202DSD4	204,272.27	GNMA II 3216	7.000	3/20/2032	Aaa/AAA	102.47	209,315.24	105.34	215,188.07	14,299	1,192
			MTG CMOS								
045424DS4	90,000.00	ASC 1997-D4 A1D	7.490	4/14/2029	Aaa/AAA	109.79	98,813.67	115.08	103,575.45	6,741	375
22540ASM1	43,372.64	CSFB 2000-C1 A1	7.325	7/15/2008	Aaa/AAA	104.76	45,435.56	111.97	48,565.93	3,177	177
3133T3S25	45,000.00	FHLMC 1673 H	6.000	11/15/2022	Aaa/AAA	100.35	45,158.20	106.29	47,829.16	2,700	225
31339DR26	145,000.00	FHLMC 2416 PC PAC	6.000	2/15/2032	Aaa/AAA	103.33	149,831.45	104.17	151,046.86	8,700	725
3133TMVD5	220,000.00	FHR 2198 PR	7.000	12/15/2028	Aaa/AAA	103.63	227,975.00	102.90	226,390.83	15,400	1,283
3133TNTM6	165,000.00	FHR 2228 PE	7.500	4/15/2030	Aaa/AAA	107.84	177,942.19	108.07	178,321.97	12,375	1,031
3133TSHM8	220,000.00	FHR 2310 PC	6.500	1/15/2030	Aaa/AAA	103.94	228,662.50	103.47	227,639.13	14,300	1,192
3133TT4S7	210,000.00	FHR 2319 PK	6.500	11/15/2024	Aaa/AAA	103.25	216,825.00	100.77	211,617.75	13,650	1,138
3133TUHR2	255,000.00	FHR 2322 HC	6.500	3/15/2030	Aaa/AAA	103.88	264,881.25	104.78	267,178.11	16,575	1,381
313399SL2	230,000.00	FHR 2345 NB	6.500	1/15/2025	Aaa/AAA	104.13	239,487.50	101.49	233,437.74	14,950	1,246
313399P50	279,526.17	FHR 2347 LC	6.500	9/15/2029	Aaa/AAA	101.38	283,369.65	100.67	281,398.86	18,169	1,514
31339GJ36	284,530.22	FHR 2367 BC	6.000	4/15/2016	Aaa/AAA	103.50	294,488.78	103.55	294,624.19	17,072	1,423
31339NTX4	400,000.00	FHR 2428 EC	6.000	3/15/2015	Aaa/AAA	100.53	402,125.00	104.94	419,757.68	24,000	2,000
31392MT44	420,000.00	FHR 2463 BH	6.250	2/15/2027	Aaa/AAA	103.23	433,584.38	101.87	427,838.63	26,250	2,188
313920YQ7	85,000.00	FNMA 2001-48 PB	6.500	4/25/2017	Aaa/AAA	103.05	87,593.16	104.02	88,413.71	5,525	460
31392BUY0	210,000.00	FNMA 2002-3 PC	5.500	12/25/2011	Aaa/AAA	102.73	215,742.19	104.08	218,568.91	11,550	963
31392BS31	125,000.00	FNR 2002-11 QE	5.500	2/1/2032	Aaa/AAA	101.55	126,933.59	104.47	130,590.97	6,875	573
31392CR48	110,150.11	FNR 2002-26 A2	7.500	1/25/2048	Aaa/AAA	106.95	117,808.98	108.59	119,616.14	8,261	688
31392B3K0	140,120.00	FNR 2002-7 TC PAC	5.750	2/1/2014	Aaa/AAA	102.47	143,579.21	102.85	144,112.84	8,057	671
3837H2SM2	200,000.00	GNR 1999-29 PB	7.250	7/16/2028	Aaa/AAA	108.38	216,750.00	108.55	217,094.59	14,500	1,208
52108HBJ2	179,647.83	LBUBS 2000-C4 A1	7.180	9/15/2019	Aaa/AAA	106.14	190,683.62	112.14	201,464.70	12,899	717
61745MGJ6	120,000.00	MSCI 98 XL1 A3	6.480	6/3/2030	Aaa/AAA	101.62	121,940.63	111.66	133,989.24	7,776	648
			ASSET BACKED								
17305EAM7	105,000.00	CCCIT 2001-C3 C3	6.650	5/15/2008	Baa2/BBB	106.07	111,377.93	108.41	113,830.50	6,983	873
55262TEU3	200,000.00	MBNAM 1999-J A	7.000	2/15/2012	Aaa/AAA	109.12	218,242.19	116.04	232,080.00	14,000	622
760985JL6	90,000.00	RAMP 2002-RS2 A5	6.030	3/1/2032	Aaa/AAA	99.98	89,981.53	104.70	94,230.00	5,427	452
75953MAD2	200,000.00	RNLT 2001-1 A4	5.630	9/15/2015	Aaa/AAA	96.69	193,385.16	107.25	214,500.00	11,260	3,315
805564FW6	48,672.94	SAST 2000-2 AF 4	8.234	3/25/2024	Aaa/AAA	105.45	51,327.14	101.50	49,403.03	4,008	334
921796MD7	150,000.00	VMF 2002-B A3	4.700	10/7/2018	Aaa/AAA	99.99	149,988.53	101.32	151,980.00	7,050	588
			CORPORATES								
022249BA3	40,000.00	ALCOA	6.500	6/15/2018	A2/A	92.07	36,826.40	107.70	43,079.75	2,600	116
013817AD3	35,000.00	ALCOA INC	6.500	6/1/2011	A2/A	103.53	36,234.80	112.93	39,524.42	2,275	190
018548AA5	155,000.00	ALLIANCE CAPITAL MGMT	5.625	8/15/2006	A2/A+	100.21	155,320.25	105.12	162,941.87	8,719	3,318
02635PRD7	225,000.00	AMERICAN GENERAL FINANCE	5.910	6/12/2006	A1/A+	106.05	238,617.00	107.96	242,910.24	13,298	2,918

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
00184AAA3	100,000.00	AOL TIME WARNER INC	6.125	4/15/2006	Baa1/BBB+	101.89	101,886.00	103.10	103,101.03	6,125	1,293
00209AAG1	75,000.00	AT&T WIRELESS SERVICES	8.125	5/1/2012	Baa2/BBB	99.09	74,314.50	100.50	75,374.37	6,094	999
053469AD4	30,000.00	AVALON PROPERTIES	6.625	1/15/2005	Baa1/BBB+	94.51	28,352.70	105.96	31,786.83	1,988	928
638585AD1	110,000.00	BANK OF AMERICA (NATIONSBANK)	6.875	2/15/2005	Aa3/A	106.17	116,791.40	109.14	120,057.51	7,563	2,878
064057BE1	200,000.00	BANK OF NEW YORK CO INC	3.750	2/15/2008	Aa3/A+	99.31	198,620.00	100.78	201,557.88	7,500	813
079867AW7	75,000.00	BELLSOUTH	6.375	6/1/2028	Aa2/A+	92.68	69,510.00	104.97	78,728.57	4,781	398
079860AC6	60,000.00	BELLSOUTH CORP	5.000	10/15/2006	Aa3/A+	99.78	59,865.00	106.78	64,068.73	3,000	633
097023AS4	125,000.00	BOEING CO	6.625	2/15/2038	A2/A+	94.74	118,422.00	99.77	124,717.71	8,281	3,151
05564EBA3	100,000.00	BRE PROPERTIES	7.125	2/15/2013	Baa2/BBB	102.18	102,176.00	110.22	110,220.26	7,125	2,711
12189TAN4	25,000.00	BURLINGTON NORTH	6.750	3/15/2029	Baa2/BBB+	94.03	23,507.00	107.87	26,967.71	1,688	497
12189TAU8	175,000.00	BURLINGTON NORTH SANTA FE	5.900	7/1/2012	Baa2/BBB+	106.96	187,183.50	108.50	189,876.95	10,325	5,220
144141CS5	100,000.00	CAROLINA POWER AND LIGHT	6.500	7/15/2012	Baa1/BBB+	99.96	99,960.00	109.86	109,863.99	6,500	2,763
172967BA8	150,000.00	CITIGROUP INC	6.750	12/1/2005	Aa1/AA-	109.32	163,972.50	111.23	166,846.62	10,125	844
191219BM5	150,000.00	COCA-COLA ENTERPRISES	4.375	9/15/2009	A2/A	99.53	149,301.00	102.18	153,265.42	6,563	1,932
20825UAA2	105,000.00	CONOCO FUNDING CO	5.450	10/15/2006	A3/A-	100.34	105,361.35	108.37	113,791.55	5,723	1,208
233835AT4	100,000.00	DAIMLERCHRYSLER NA HLDG	7.300	1/15/2012	A3/BBB+	100.71	100,709.00	112.10	112,101.88	7,300	3,407
239753DM5	100,000.00	DAYTON HUDSON CO (TARGET)	5.875	11/1/2008	A2/A+	97.60	97,603.00	110.27	110,269.72	5,875	963
247126AA3	60,000.00	DELPHI CORPORATION	6.125	5/1/2004	Baa2/BBB	96.21	57,726.00	103.47	62,080.83	3,675	602
25746UAB5	100,000.00	DOMINION RESOURCES UTIL ELEC	7.625	7/15/2005	Baa1/BBB+	107.85	107,849.00	110.04	110,037.25	7,625	3,558
268766BF8	90,000.00	EQUITY OFFICE PROPERTIES	6.800	1/15/2009	Baa1/BBB+	99.55	89,598.60	109.86	98,875.97	6,120	2,856
31331FAX9	23,008.61	FEDERAL EXPRESS 98-1A	6.720	1/15/2022	Aa2/AA	103.12	23,725.78	111.58	25,672.55	1,546	722
345370BZ2	205,000.00	FORD MOTOR COMPANY	6.375	2/1/2029	Baa1/BBB	81.60	167,272.75	77.08	158,005.99	13,069	5,482
345397SG9	125,000.00	FORD MOTOR CREDIT	5.800	1/12/2009	A3/BBB	91.52	114,405.00	92.20	115,255.23	7,250	3,444
36962GXY5	180,000.00	GENERAL ELECTRIC CAP CORP	5.375	3/15/2007	Aaa/AAA	99.92	179,847.00	107.44	193,391.21	9,675	2,849
370442BB0	50,000.00	GENERAL MOTORS	7.200	1/15/2011	A3/BBB	99.51	49,757.00	99.55	49,773.50	3,600	1,680
370425RX0	100,000.00	GENERAL MOTORS ACCEPT CORP	6.875	9/15/2011	A2/BBB	97.84	97,839.00	99.34	99,342.41	6,875	2,024
370425RD4	80,000.00	GMAC	5.850	1/14/2009	A2/BBB	96.18	76,946.50	96.18	76,941.10	4,680	2,197
381317AP1	175,000.00	GOLDEN WEST FINANCIAL	4.125	8/15/2007	A1/A+	99.65	174,394.50	102.58	179,521.97	7,219	2,747
441812FY5	150,000.00	HOUSEHOLD FINANCIAL CORP	6.400	6/17/2008	A2/A-	100.33	150,489.50	106.85	160,268.95	9,600	373
45974VYT9	90,000.00	INTERNATIONAL LEASE FINANCE CORP	5.540	3/21/2005	A1/AA-	100.00	90,000.00	103.97	93,574.55	4,986	970
45974VXS2	85,000.00	INTL LEASE FINANCE CORP	5.350	5/3/2004	A1/AA-	99.74	84,780.70	102.88	87,446.70	4,548	1,112
46625HAM2	85,000.00	JP MORGAN CHASE	5.350	3/1/2007	A1/A+	99.88	84,898.00	106.17	90,241.17	4,548	1,516
577778AY9	70,000.00	MAY DEPT STORES	7.150	8/15/2004	A2/A	106.10	74,269.30	106.90	74,833.42	5,005	1,905
577778BE2	100,000.00	MAY DEPT STORES	7.450	9/15/2011	A2/A	106.02	106,020.00	115.45	115,449.42	7,450	2,194
585515AA7	150,000.00	MELLON FUNDING CORP	7.500	6/15/2005	A1/A+	109.50	164,253.00	111.90	167,843.89	11,250	500
59018YLN9	160,000.00	MERRILL LYNCH & CO	5.360	2/1/2007	Aa3/A+	100.00	160,000.00	106.40	170,242.89	8,576	3,597
617446GL7	100,000.00	MORGAN STANLEY DEAN WITTER	6.100	4/15/2006	Aa3/A+	102.68	102,683.70	108.84	108,839.06	6,100	1,288
617446HB8	100,000.00	MORGAN STANLEY DEAN WITTER	5.800	4/1/2007	Aa3/A+	100.87	100,874.00	108.64	108,639.68	5,800	1,450
635405AM5	45,000.00	NATIONAL CITY CORP	6.875	5/15/2019	A2/A-	89.14	40,112.55	110.79	49,855.42	3,094	387
713409AC4	60,000.00	PEPSI BOTTLING GROUP INC	7.000	3/1/2029	A3/A-	89.39	53,634.00	116.18	69,705.31	4,200	1,400
693476AL7	95,000.00	PNC FUNDING CORP	6.125	2/15/2009	A3/BBB+	92.04	87,437.95	108.64	103,212.53	5,819	2,214
693476AR4	100,000.00	PNC FUNDING CORP	5.750	8/1/2006	A2/A-	101.58	101,582.00	107.03	107,027.82	5,750	2,412
786514BE8	100,000.00	SAFEWAY INC	4.800	7/16/2007	Baa2/BBB	99.81	99,807.00	103.57	103,566.97	4,800	2,227
78387GAH6	175,000.00	SBC COMMUNICATIONS	5.875	2/1/2012	Aa3/AA-	99.05	173,334.00	108.02	189,029.05	10,281	4,312
852060AD4	125,000.00	SPRINT CAPITAL CORP	6.875	11/15/2028	Baa3/BBB-	80.52	100,653.75	80.00	100,004.87	8,594	1,074
867914AH6	200,000.00	SUNTRUST BANKS INC	6.000	2/15/2006	A1/A	102.23	204,452.00	109.55	219,106.00	12,000	4,567
905530AR2	100,000.00	UNION CAMP	6.500	11/15/2007	Baa2/BBB	109.60	109,603.00	110.32	110,320.59	6,500	813

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2002

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
911308AB0	65,000.00	UNITED PARCEL SERVICE	8.375	4/1/2030	Aaa/AAA	110.78	72,005.70	133.90	87,036.85	5,444	1,361
92344UAA3	200,000.00	VERIZON NEW JERSEY INC	5.875	1/17/2012	Aa2/A+	97.45	194,890.00	106.11	212,215.82	11,750	5,418
931142BE2	150,000.00	WAL-MART STORES	6.875	8/10/2009	Aa2/AA	109.75	164,620.50	116.89	175,341.28	10,313	4,068
939322AD5	60,000.00	WASHINGTON MUTUAL INC	7.500	8/15/2006	A3/BBB+	98.44	59,065.80	113.62	68,170.75	4,500	1,713
66938FJK1	75,000.00	WELLS FARGO & COMPANY	6.200	12/1/2005	Aa2/A+	104.29	78,219.75	109.71	82,279.26	4,650	388
949740BZ6	130,000.00	WELLS FARGO COMPANY	6.875	4/1/2006	Aa3/A	105.79	137,520.50	112.18	145,835.97	8,938	2,234
962166BR4	75,000.00	WEYERHAEUSER CO	7.375	3/15/2032	Baa2/BBB	98.70	74,027.25	108.03	81,024.63	5,531	1,629
			BOND FUNDS								
092475102	13,000.00	BLACKROCK NORTH AMER GOVT	0.750		/	9.64	125,267.40	10.65	138,450.00	9,750	
448918102	5,000.00	HYPERION 2005 INV GRD OPPORT	0.550		/	8.00	40,018.10	9.89	49,450.00	2,750	
552939100	12,000.00	MFS GOVT MARKETS INCOME TR	0.440		/	6.00	72,027.90	6.97	83,640.00	5,280	
87234U108	8,500.00	TCW/DW TERM TRUST 2003	0.560		/	10.12	85,991.15	10.88	92,480.00	4,760	
920929106	3,500.00	VAN KAMP TR/INV GRD MUNIS	1.020		/	13.71	47,997.45	15.83	55,405.00	3,570	

Market Value:	22,721,321
Accrued Income:	219,547
Total Market Value:	22,940,868
Wrapper Contract:	(1,525,091)
Total Contract Value	$21,415,777

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2002

Contract: UBS

Asset Name	Asset ID	Current Alloc	Quantity	Current Price	Date Priced	Current Value
VERY LIQUID ASSETS						
ONE GROUP INSTL PRIME MNY MKT FD	ID: 68231N206	5.10%	1,203,492	100.00%	31-Dec-02	1,203,492
GOVERNMENT OBLIGATIONS						
U S TREAS BD STRIPPED 11/15/09	ID: 912800AA7	1.30%	400,000	77.41%	31-Dec-02	309,656
U S TREAS BDS 6.625% 2/15/27	ID: 912810EZ7	1.30%	250,000	123.53%	31-Dec-02	308,828
U S TREAS BDS 7.875% 2/15/21	ID: 912810EH7	1.20%	200,000	137.22%	31-Dec-02	274,438
U S TREAS BDS 8.125% 8/15/19	ID: 912810ED6	1.20%	200,000	139.28%	31-Dec-02	278,562
U S TREAS BDS 12.000% 8/15/13	ID: 912810DF2	6.20%	1,000,000	145.63%	31-Dec-02	1,456,250
U S TREAS INFL IDX 4.250% 1/15/10	ID: 9128275W8	1.00%	215,508	114.06%	31-Dec-02	245,815
U S TREAS NTS 7.875% 11/15/04	ID: 912827R87	3.10%	650,000	111.66%	31-Dec-02	725,764
U S TREAS SEC STRIPPED 02/15/16	ID: 912833KG4	1.10%	500,000	53.32%	31-Dec-02	266,605
U S TREAS SEC STRIPPED 08/15/13	ID: 912833DE7	1.30%	500,000	62.72%	31-Dec-02	313,605
U S TREAS SEC STRIPPED 11/15/15	ID: 912833KF6	2.30%	1,000,000	54.17%	31-Dec-02	541,680
GOVERNMENT AGENCY OBLIGATIONS						
FHLMC 5.750% 4/15/08	ID: 3134A2DT2	2.40%	500,000	112.25%	31-Dec-02	561,250
FHLMC MULTI 1246-J 7.500% 5/15/07	ID: 312909RF3	0.50%	100,000	108.33%	31-Dec-02	108,327
FHLMC MULTI 1492-ZA 8.000% 3/15/23	ID: 3129146U3	0.80%	163,187	121.22%	31-Dec-02	197,817
FHLMC MULTI 1538-J 6.500% 6/15/08	ID: 312916PX1	0.90%	200,000	110.58%	31-Dec-02	221,154
FHLMC MULTI 1761-J 8.500% 4/15/24	ID: 3133T5W41	0.60%	128,890	102.73%	31-Dec-02	132,414
FHLMC MULTI 1807-A 6.000% 11/15/08	ID: 3133T6RN3	0.90%	213,566	104.43%	31-Dec-02	223,033
FHLMC MULTI 2055-OE 6.500% 5/15/13	ID: 3133TDX50	1.20%	250,000	109.08%	31-Dec-02	272,703
FHLMC MULTI 2102-TU 6.000% 12/15/13	ID: 3133THH75	1.10%	250,000	107.73%	31-Dec-02	269,320
FHLMC MULTI 2115-PE 6.000% 1/15/14	ID: 3133THZ26	1.10%	250,000	107.90%	31-Dec-02	269,760
FHLMC MULTI 2317-VG 6.500% 4/15/31	ID: 3133TTJF9	1.00%	216,632	106.06%	31-Dec-02	229,756
FHLMC MULTI 2419-VG 6.500% 12/15/12	ID: 31339WKJ4	0.90%	204,346	107.86%	31-Dec-02	220,403
FHLMC MULTI 2423-MC 7.000% 3/15/32	ID: 31339WBV7	0.90%	200,000	107.76%	31-Dec-02	215,528
FHLMC MULTI 2458-OD 6.000% 4/15/16	ID: 31392P3R4	1.10%	250,000	106.02%	31-Dec-02	265,040
FHLMC POOL #1E0129F 6.135% 9/01/31	ID: 31336RVW7	4.70%	1,077,193	103.27%	31-Dec-02	1,112,363
FLEET CR CARD 01-B-A 5.600% 12/15/08	ID: 33901HAY9	1.10%	250,000	108.04%	31-Dec-02	270,103
FNMA 6.250% 2/01/11	ID: 31359MGT4	0.80%	165,000	111.91%	31-Dec-02	184,645
FNMA 7.000% 7/15/05	ID: 31359MFV0	4.80%	1,000,000	112.13%	31-Dec-02	1,121,250
FNMA BENCHMARK NT 5.125% 2/13/04	ID: 31359MEM1	3.30%	740,000	104.19%	31-Dec-02	770,991
FNMA POOL #408002A 7.000% 4/01/20	ID: 31378TGK5	0.60%	141,307	105.87%	31-Dec-02	149,605
FNMA REMIC 00-T6-A1 7.500% 6/25/30	ID: 31358SR37	4.40%	958,203	108.41%	31-Dec-02	1,038,750
FNMA REMIC 01-T7-A1 7.500% 2/25/41	ID: 31359S6X3	3.10%	674,485	108.41%	31-Dec-02	731,182
FNMA REMIC 02-18-PC 5.500% 4/25/17	ID: 31392CHD9	1.40%	300,000	106.84%	31-Dec-02	320,514
FNMA REMIC 02-1-HC 6.500% 2/25/22	ID: 31392BVX1	0.70%	145,000	108.49%	31-Dec-02	157,313

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2002

Contract: UBS

Asset Name	Asset ID	Current Alloc	Quantity	Current Price	Date Priced	Current Value
GOVERNMENT AGENCY OBLIGATIONS						
FNMA REMIC 02-21-QC 6.000% 5/25/26	ID: 31392CNX8	0.70%	150,000	104.49%	31-Dec-02	156,738
FNMA REMIC 02-3-OG 6.000% 2/25/17	ID: 31392BVK9	0.70%	150,000	106.72%	31-Dec-02	160,082
FNMA REMIC 02-61-PE 5.500% 5/25/16	ID: 31392EYB0	1.10%	250,000	104.80%	31-Dec-02	261998
FNMA REMIC 92-182-PZ 7.000% 2/25/20	ID: 31358QL78	0.70%	162,233	102.28%	31-Dec-02	165,929
FNMA REMIC 93-008-H 7.00% 1/25/08	ID: 31358TEX3	0.70%	160,550	106.70%	31-Dec-02	171,310
FNMA REMIC 95-10-C 6.150% 12/25/23	ID: 31359LTD7	0.40%	100,000	102.38%	31-Dec-02	102,382
FNMA REMIC 95-2-Z 8.500% 1/25/25	ID: 31359LMW2	0.80%	165,762	109.02%	31-Dec-02	180,707
FNMA REMIC 99-17-C 6.350% 4/25/29	ID: 31359VSW4	0.40%	95,260	106.10%	31-Dec-02	101069
GNMA REMIC 00-26-Z 7.750% 9/20/30	ID: 3837H4A21	0.50%	118,249	107.07%	31-Dec-02	126,603
GNMA REMIC 01-60-VP 6.500% 7/20/17	ID: 38373R6P9	1.10%	240,357	106.82%	31-Dec-02	256,744
GNMA REMIC 97-7-ZA 9.000% 5/16/27	ID: 3837H0P98	0.60%	121,315	110.87%	31-Dec-02	134,499
GNMA REMIC 99-44-ZG 8.000% 12/20/29	ID: 3837H3ST5	0.70%	158,780	107.71%	31-Dec-02	171,026
CORPORATE OBLIGATIONS						
AIG SUNAMERICA GLOBA 5.100% 1/17/07	ID: 001388AA5	0.20%	45,000	107.04%	31-Dec-02	48,169
AIRTOUCH COMMUNICATI 6.650% 5/01/08	ID: 00949TAD2	0.10%	25,000	113.13%	31-Dec-02	28,281
ALBERTSONS INC 6.950% 8/01/09	ID: 013104AE4	0.20%	35,000	110.96%	31-Dec-02	38,836
ALCOA INC 4.250% 8/15/07	ID: 013817AG6	0.10%	30,000	104.11%	31-Dec-02	31,234
ASSOCIATES CORP N A 8.150% 8/01/09	ID: 046003DD8	0.50%	100,000	116.38%	31-Dec-02	116,379
AT & T WIRELESS SVCS 7.875% 3/01/11	ID: 00209AAE6	0.10%	25,000	100.50%	31-Dec-02	25,125
BANK AMER CORP 7.800% 2/15/10	ID: 060505AD6	0.40%	80,000	118.95%	31-Dec-02	95,161
BEAR STEARNS COS INC 6.150% 3/02/04	ID: 073902BM9	0.20%	45,000	104.61%	31-Dec-02	47,075
BELLSOUTH CORP 6.000% 10/15/11	ID: 079860AB3	0.20%	35,000	109.66%	31-Dec-02	38,380
CAPITAL ONE 02-B-A4A 3.320% 4/15/09	ID: 14041GAT3	0.50%	115,000	101.85%	31-Dec-02	117,122
CHASE MANH 00-A-A4 6.260% 6/15/07	ID: 161581BN2	1.10%	250,000	104.80%	31-Dec-02	262,003
CHASE MANHATTAN CORP 7.125% 6/15/09	ID: 16161ABQ0	0.20%	40,000	110.90%	31-Dec-02	44,361
CHEVRONTEXACO CAP 3.500% 9/17/07	ID: 166760AA6	0.20%	40,000	101.80%	31-Dec-02	40,718
CIT GROUP HLDGS INC 6.625% 6/15/05	ID: 125569DJ9	0.10%	25,000	104.38%	31-Dec-02	26,095
CIT GROUP INC 5.500% 11/30/07	ID: 125581AD0	0.10%	20,000	102.24%	31-Dec-02	20,448
COCA COLA ENTERPRISE 4.375% 9/15/09	ID: 191219BM5	0.20%	40,000	103.01%	31-Dec-02	41,206
COMED TRANS 98-1-A6 5.630% 6/25/09	ID: 20033TAF2	5.10%	1,100,000	109.13%	31-Dec-02	1,200,452
COMERICA BANK 7.650% 8/15/10	ID: 200339CC1	0.20%	45,000	106.82%	31-Dec-02	48,067
CONSTELLATION ENERGY 7.000% 4/01/12	ID: 210371AH3	0.20%	35,000	105.10%	31-Dec-02	36,785
CONTINENTAL 92-2-A2 7.056% 3/15/11	ID: 210805CU9	0.10%	20,000	88.90%	31-Dec-02	17,780
CONTINENTAL 99-2-A1 7.256% 9/15/21	ID: 210805CT2	0.00%	12,842	87.65%	31-Dec-02	11,255
COUNTRYWIDE HOME MTN 5.500% 8/01/06	ID: 22237LLQ3	0.20%	45,000	106.33%	31-Dec-02	47,849
COX COMMUNICATIONS 6.875% 6/15/05	ID: 224044AF4	0.10%	30,000	107.77%	31-Dec-02	32,331
CREDIT SUISSE FIRST 6.125% 11/15/11	ID: 22541LAB9	0.30%	65,000	104.34%	31-Dec-02	67,820
DAIMLER CHRYSLER NA 7.300% 1/15/12	ID: 233835AT4	0.30%	60,000	112.22%	31-Dec-02	67,329

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2002

Contract: UBS

Asset Name	Asset ID	Current Alloc	Quantity	Current Price	Date Priced	Current Value
CORPORATE OBLIGATIONS						
DEERE JOHN CAP MTN 4.125% 7/15/05	ID: 24422ENW5	0.30%	65,000	103.48%	31-Dec-02	67,263
DELTA AIR 02-1-G2 6.417% 7/02/12	ID: 247367AY1	0.20%	40,000	105.86%	31-Dec-02	42,342
DIAGEO PLC 3.500% 11/19/07	ID: 25243QAB2	0.10%	25,000	100.51%	31-Dec-02	25,128
DOMINION RES INC VA 6.250% 6/30/12	ID: 25746UAJ8	0.20%	35,000	106.20%	31-Dec-02	37,169
DTE ENERGY CO 6.650% 4/15/09	ID: 233331AG2	0.20%	35,000	110.49%	31-Dec-02	38,670
DUKE ENERGY CORP 5.625% 11/30/12	ID: 264399EF9	0.10%	35,000	99.76%	31-Dec-02	34,916
EOP OPER LP 6.750% 2/15/12	ID: 268766BW1	0.10%	25,000	107.46%	31-Dec-02	26,864
FORD CR AUTO 00-F-A3 6.580% 11/15/04	ID: 34527RET6	1.50%	350,000	103.88%	31-Dec-02	363,594
FORD MTR CR CORP 7.375% 10/28/09	ID: 345397SM6	0.50%	125,000	99.09%	31-Dec-02	123,858
FRANCE TELECOM SA 8.250% 3/01/11	ID: 35177PAK3	0.10%	30,000	115.63%	31-Dec-02	34,688
GE CAP CORP MTN 6.750% 3/15/32	ID: 36962GXZ2	0.10%	30,000	110.56%	31-Dec-02	33,168
GENERAL MTRS ACCEP 7.250% 3/02/11	ID: 370425RU6	0.50%	125,000	101.90%	31-Dec-02	127,379
GEORGIA PWR CO 5.125% 11/15/12	ID: 373334FN6	0.10%	25,000	103.48%	31-Dec-02	25,870
GOLDMAN SACHS GROUP 7.350% 10/01/09	ID: 38141GAD6	0.20%	45,000	114.63%	31-Dec-02	51,581
HARTFORD FINL SVCS 4.700% 9/01/07	ID: 416515AG9	0.10%	25,000	100.59%	31-Dec-02	25,147
HEWLETT PACKARD MTN 3.375% 12/15/05	ID: 42823HAD1	0.20%	35,000	100.95%	31-Dec-02	35,333
HOUSEHOLD 02-1-A4 4.390% 5/17/09	ID: 44179CAR7	0.80%	175,000	105.36%	31-Dec-02	184,378
HOUSEHOLD FIN CORP 6.750% 5/15/11	ID: 441812JW7	0.30%	65,000	106.62%	31-Dec-02	69,302
IBM MTN 5.390% 1/22/09	ID: 45920QBY9	0.20%	35,000	108.22%	31-Dec-02	37,876
INTERNATIONAL PAPER 5.850% 10/30/12	ID: 460146BP7	0.20%	40,000	104.70%	31-Dec-02	41,882
INTL LEASE FINANCE 6.375% 3/15/09	ID: 459745EZ4	0.10%	30,000	106.83%	31-Dec-02	32,048
KENTUCKY PWR CO 5.500% 7/01/07	ID: 491386AK4	0.10%	30,000	101.45%	31-Dec-02	30,434
KERR MCGEE CORP 5.375% 4/15/05	ID: 492386AG2	0.20%	35,000	105.44%	31-Dec-02	36,905
LEHMAN BROS MTN 6.625% 1/18/12	ID: 52517PSC6	0.20%	50,000	110.68%	31-Dec-02	55,342
MBNA MASTER 00-I-A 6.900% 1/15/08	ID: 55262TFF9	1.90%	400,000	111.01%	31-Dec-02	444,024
MBNA MASTER 02-C1-C1 6.800% 7/15/14	ID: 55264TAS0	0.10%	25,000	106.20%	31-Dec-02	26,549
MERRILL LYNCH MTN 6.070% 4/06/04	ID: 59018S2R4	0.20%	50,000	104.96%	31-Dec-02	52,481
MGIC INVT CORP 6.000% 3/15/07	ID: 552845AF6	0.20%	35,000	107.32%	31-Dec-02	37,563
ML TR 47-Z 8.985% 10/20/20	ID: 55291HCY8	0.80%	163,592	109.72%	31-Dec-02	179,490
MONSANTO CO NEW 7.375% 8/15/12	ID: 61166WAA9	0.10%	25,000	107.81%	31-Dec-02	26,952
MORGAN STANLEY DEAN 6.600% 4/01/12	ID: 617446HC6	0.40%	85,000	110.83%	31-Dec-02	94,207
NATIONAL RURAL UTILS 6.000% 5/15/06	ID: 637432CQ6	0.50%	100,000	109.09%	31-Dec-02	109,091
NEW YORK TEL CO 6.000% 4/15/08	ID: 650094CH6	0.70%	150,000	108.36%	31-Dec-02	162,540
NORWEST FINL INC 6.850% 7/15/09	ID: 669383DK4	0.30%	65,000	113.92%	31-Dec-02	74,051
ONCOR ELEC DELIVERY 7.000% 9/01/22	ID: 68233DAE7	0.10%	25,000	93.24%	31-Dec-02	23,310
PHILLIPS PETE CO 8.750% 5/25/10	ID: 718507BQ8	0.30%	50,000	125.14%	31-Dec-02	62,571
PROCTER & GAMBLE CO 4.300% 8/15/08	ID: 742718BX6	0.20%	55,000	105.61%	31-Dec-02	58,083

Contract: UBS

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2002

Asset Name	Asset ID	Current Alloc	Quantity	Current Price	Date Priced	Current Value
CORPORATE OBLIGATIONS						
RESIDENT 00-QS14-NB4 7.750% 12/25/30	ID: 76110GFH9	0.90%	210,962	102.37%	31-Dec-02	215,958
RESIDENTL 00-S13-A6 7.750% 10/25/30	ID: 76110YZJ4	0.50%	125,577	102.14%	31-Dec-02	128,270
SCRIPPS E W CO OHIO 5.750% 7/15/12	ID: 811054AC9	0.20%	45,000	107.75%	31-Dec-02	48,487
SLM CORP MTN 5.375% 1/15/13	ID: 78442FAG3	0.20%	50,000	103.13%	31-Dec-02	51,567
STATE STR CORP 7.650% 6/15/10	ID: 857477AE9	0.30%	50,000	119.99%	31-Dec-02	59,997
SUNTRUST BKS INC 6.000% 2/15/26	ID: 867914AH6	0.20%	40,000	108.61%	31-Dec-02	43,444
TELE COMMUNICATIONS 9.800% 2/01/12	ID: 879240AN9	0.20%	35,000	120.20%	31-Dec-02	42,071
TEXTRON FINL CORP 5.875% 6/01/07	ID: 883199AF6	0.20%	40,000	105.13%	31-Dec-02	42,050
TIME WARNER INC 8.180% 8/15/07	ID: 887315AX7	0.20%	50,000	109.77%	31-Dec-02	54,887
TOYOTA MTR CR MTN 2.800% 1/18/06	ID: 89233PQM1	0.10%	35,000	100.89%	31-Dec-02	35,311
UNION PAC CORP 6.500% 4/15/12	ID: 907818CP1	0.10%	25,000	112.36%	31-Dec-02	28,089
UNIONBANCAL CORP 5.750% 12/01/06	ID: 908906AB5	0.20%	40,000	106.69%	31-Dec-02	42,677
VIACOM INC 7.700% 7/30/10	ID: 925524AJ8	0.20%	45,000	118.80%	31-Dec-02	53,462
WACHOVIA CORP NEW 6.800% 6/01/05	ID: 929771AD5	0.30%	65,000	110.33%	31-Dec-02	71,716
WASHINGTON MUT FIN 8.250% 6/15/05	ID: 939333AA8	0.20%	45,000	112.61%	31-Dec-02	50,674
WEYERHAEUSER CO 6.750% 3/15/12	ID: 962166BP8	0.20%	35,000	109.03%	31-Dec-02	38,162
WFS FINL 02-1-A-4A 4.870% 9/20/09	ID: 92925WAE8	0.50%	100,000	106.30%	31-Dec-02	106,301
Underlying Assets:						23,552,436
Wrapper Contract:						(1,619,876)
Total Contract Value:						$21,932,560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2003

THE GANNETT CO., INC
401(K) SAVINGS PLAN

By: 

Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

66150

EXHIBIT INDEX

Exhibit Number	Description	Location
23-1	Consent of Independent Accountants	Attached.
99-1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Attached.
99-2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Attached.

Exhibit 23-1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35305) of Gannett Co., Inc. of our report dated June 25, 2003 relating to the financial statements of The Gannett Co., Inc. 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 25, 2003

Exhibit 99-1

Exhibit 99-2

The following certification accompanies the issuer's Annual Report on Form 11-K and is not filed as provided in SEC Release Nos. 33-8212, 34-47551 and IC-25967, dated March 21, 2003.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Form 11-K of the Gannett Co., Inc. 401(k) Savings Plan (the "Plan") for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George R. Gavagan, chief financial officer of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002.



George R. Gavagan
Chief Financial Officer of the
Gannett Co., Inc. 401(k) Savings Plan

June 25, 2003

Exhibit 99-2

Exhibit 99-1

The following certification accompanies the issuer's Annual Report on Form 11-K and is not filed as provided in SEC Release Nos. 33-8212, 34-47551 and IC-25967, dated March 21, 2003.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Form 11-K of the Gannett Co., Inc. 401(k) Savings Plan (the "Plan") for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Roxanne V. Horning, chief executive officer of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002.



Roxanne V. Horning
Chief Executive Officer of the
Gannett Co., Inc. 401(k) Savings Plan

June 25, 2003